EXHIBIT 5.E.

EXPENSES

     Expenses, other than underwriting discounts and commissions, payable by JFM in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JP¥ 108.08 = US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on November 19, 2003, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$9,962.01
Fiscal Agent’s fee	$248,658.41
Printing expenses	$46,262.03
Legal fees and expenses	$268,319.77
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	$24,981.50

Total	$598,183.72